Exhibit 99.1

NaaS Technology Inc. Announces Amendment of Share Incentive Plan

Beijing, December 21, 2023 – NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the first U.S. listed EV charging service company in China, announces that it has amended and restated its previously adopted Amended and Restated New 2022 Share Incentive Plan, to expand the number of Class A ordinary shares available for grant of awards. The amendment was approved by the board of directors of the Company and takes effects on December 20, 2023. Upon the amendment, the maximum total number of Class A ordinary shares of the Company underlying all awards, whether granted or available to be granted, under the Amended and Restated New 2022 Share Incentive Plan becomes 490,563,333 (from 413,921,180 immediately prior to the amendment) and will be increased on the first day of each fiscal year from January 1, 2024 by an amount equal to 1% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, unless otherwise determinaed by the board of directors of the Company. No other substantive amendment to the previous Amended and Restated New 2022 Share Incentive Plan was made.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop EV charging solutions to charging stations comprising online EV charging, offline EV charging and innovative and other solutions, supporting every stage of the station lifecycle. As of September 30, 2023, NaaS had onnected 767,611 chargers covering 73,710 charging stations, representing 41.6% and 50.0% of China’s public charging market share respectively.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com